Filed by Deutsche Telekom AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: T-Online International AG

Exchange Act File Number 82-5125

Bonn, November 8, 2004

T-Online and Deutsche Telekom enter into agreement in principle on merger

On Monday, November 8, 2004, both T-Online International AG and Deutsche Telekom AG have, with the consent of the supervisory board of T-Online International AG, entered into a framework agreement on certain basic features of a merger of T-Online International AG into Deutsche Telekom AG. Deutsche Telekom AG and T-Online International AG agreed, that both companies move towards a statutory merger which will then be subject to requisite shareholder approvals, in order to secure their leading position both in the market and with regard to innovation. Thus, an important basis has been created for the implementation of such a merger. Both companies reached agreement that they will hasten the prescribed process which is defined in practically all its aspects by the German transformation act, and take all requisite steps to this end.

The effective date of the merger shall be 1 January 2005. The timetable for the merger will be the subject matter of further coordination. The values of the two companies will be determined in the coming months. Subsequently, the exchange ratio will be established.

Part of the basic features is that the current business of T-Online International AG shall be continued within Deutsche Telekom AG as an independent organisational unit with its own management and its own profit and loss responsibility. It shall be integrated in the new strategic business unit “Broadband/Fixed Network” of Deutsche Telekom AG. In this context, the introduction of an integrated broadband strategy is planned with combined offerings for access, communication and entertainment services (“Triple Play”). The development and marketing of all IP products of the business unit “Broadband/Fixed Network”, in particular “Triple Play” products, will continue to be the responsibility of the organisational unit T-Online. The parties are expecting growth synergies from the planned strategic approach with a net present value in the range of at least approximately Euro 1 billion.

The exchange ratio shall be determined by performing a discounted future earnings valuation (“Ertragswertverfahren”) of both companies in accordance with the generally accepted principles of the German Institute of Chartered Accountants (“Institut der Wirtschaftsprüfer”) and rulings of the higher courts.

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This press release contains forward-looking statements. Forward-looking statements are statements that are not historical facts and are identified by words such as “will,” “expects,” “anticipates,” “plans,” “intends,” “believes” and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors, risks and uncertainties with respect to: our expectations regarding the merger share ratio, the timing and completion of the merger and earnings improvements, synergies and other benefits expected from the merger; the timing and scope of any purchases of Deutsche Telekom or T-Online shares by Deutsche Telekom; and the risk factors detailed in our Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

You are advised to read the prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. Deutsche Telekom AG expects that a prospectus will be filed with the Securities and Exchange Commission. You may obtain a free copy of the prospectus (when available) and other related documents filed by Deutsche Telekom AG at the Commission’s website at www.sec.gov, at the SEC’s public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the prospectus and the other documents may also be obtained by contacting Deutsche Telekom AG, Attention: Investor Relations, 140 Friedrich-Ebert-Allee, 53113 Place, Germany, and/or Deutsche Telekom, Inc., Attention: Investor Relations, 101 East 52nd East, 17th Floor, New York, New York 10022.